[redacted]

SECU 08033445 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48219 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERS & CO. EQUITIES INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 BANKERS HALL WEST 888 THIRD STREET SW
(No. and Street)

CALGARY, ALBERTA, CANADA T29 5C5
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY A. BENSON, CA (403) 261-4850
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 ERNST & YOUNG TOWER 440 – 2ND AVENUE SW CALGARY, ALBERTA, CANADA T2P 5E9
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 16 2009
THOMSON REUTERS

SEC Mail Processing Section
NOV 26 2008
Washington, DC
100

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL J. TIMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERS & CO. EQUITIES INC., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Title

Notary Public

**Bradley G. Squibb**
**Barrister & Solicitor**

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Statements of Financial Condition

# Peters & Co. Equities Inc.

September 30, 2008 and 2007

ERNST & YOUNG

ERNST & YOUNG LLP

# REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
**Peters & Co. Equities Inc.**

We have audited the accompanying statements of financial condition of **Peters & Co. Equities Inc.** (the "Company") as of September 30, 2008 and 2007. These statements of financial condition are the responsibility of the management of the Company. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Peters & Co. Equities Inc.** at September 30, 2008 and 2007 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada,
November 18, 2008.

Peters & Co. Equities Inc.

# STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As at September 30

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents *[note 3]* | **1,592,330** | 1,592,990 |
| Accounts receivable | | |
| Broker *[note 5]* | **68,701** | — |
| Clients *[note 4]* | **238,440** | — |
| Other | **90,183** | 72,002 |
| **Total current assets** | **1,989,654** | 1,664,992 |
| Deferred income taxes *[note 6]* | **4,183** | 5,992 |
| | **1,993,837** | 1,670,984 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current** | | |
| Accounts payable | | |
| Broker *[note 5]* | **238,150** | — |
| Clients | **68,399** | — |
| Due to shareholder *[note 5]* | **203,313** | 203,850 |
| Trade | **28,800** | 25,850 |
| Income taxes payable | **7,872** | — |
| **Total current liabilities** | **546,534** | 229,700 |
| Subordinated loans *[note 7]* | **1,200,000** | 1,200,000 |
| **Total liabilities** | **1,746,534** | 1,429,700 |
| **Stockholder's equity** | | |
| Capital stock *[note 8]* | **200,000** | 200,000 |
| Retained earnings | **47,303** | 41,284 |
| **Total stockholder's equity** | **247,303** | 241,284 |
| | **1,993,837** | 1,670,984 |

*See accompanying notes*

On behalf of the Board:

Director

Director

# NOTES TO STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2008 and 2007

## 1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ["FINRA", formerly the National Association of Securities Dealers, Inc.] and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The statements of financial condition have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

### Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

### Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

### Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

### Foreign currency translation

The US dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in Canadian dollars are recognized in income during the year.

[All figures presented in United States dollars]

## Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, income taxes payable and subordinated loans.

## Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

## Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

## 3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is both a Canadian dollar short term deposit and a US dollar short term deposit. The Canadian dollar short term deposit is nil [2007 – $240,000 with an interest rate of 4.58 percent per annum and a maturity of October 25, 2007]. The US dollar short term deposit is in the amount of $1,400,000 [2007 – $1,230,000] with an interest rate of 2.25 percent per annum [2007 – 5.05 percent per annum] and a maturity of October 29, 2008 [2007 – October 25, 2007]. These short term deposits are held with a Canadian chartered bank.

The Company has Canadian and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2008, the Canadian prime rate was 4.75 percent per annum [2007 – 6.25 percent per annum] and the US prime rate was 5.00 percent per annum [2007 – 7.75 percent per annum].

## 4. ACCOUNTS RECEIVABLE - CLIENTS

A significant portion of the Company's accounts receivable from clients is due from a small number of US institutional clients. Concentration of credit risk is mitigated due to transactions in these accounts being on the basis of delivery versus payment only. As a result, securities are only delivered in exchange for the related funds.

## 5. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable/payable broker represent the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The inter-company balances are due on demand and do not bear interest.

## 6. INCOME TAXES

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 30.155 percent [2007 – 32.12 percent] due mainly to foreign exchange translation differences included in income for tax purposes.

## 7. SUBORDINATED LOANS

The Company has received two subordinated loans totalling $1,200,000 from its parent. These loans have been approved by FINRA and are thus available in computing net capital. These subordinated loans bear interest at 10 percent per annum. One of the subordinated loans in the amount of $600,000 is repayable on November 30, 2009, and the second subordinated loan in the amount of $600,000 is repayable on November 30, 2011. Interest paid during the year totalled $120,329 [2007 – $120,000]. To the extent these loans are required for net capital, they may not be repaid.

[All figures presented in United States dollars]

## 8. CAPITAL STOCK

Details of the Company's capital stock are as follows:

| | 2008 $ | 2007 $ |
|---|---|---|
| Authorized: | | |
| Unlimited common shares without nominal or par value. | | |
| Issued and outstanding: | | |
| 200,000 common shares | **200,000** | 200,000 |
| | **200,000** | 200,000 |

## 9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the United States Securities and Exchange Commission. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2008, the Company had net capital equal to $1,324,975 [2007 – $1,346,348] which exceeded its requirement by $1,224,975 [2007 – $1,246,348].

| | 2008 $ | 2007 $ |
|---|---|---|
| Total stockholder's equity | **247,303** | 241,284 |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | **1,200,000** | 1,200,000 |
| Less: Total non-allowable assets | **(94,366)** | (77,994) |
| Less: Aged fail-to-delivers | **(20,457)** | — |
| Net capital before haircuts on securities positions | **1,332,480** | 1,363,290 |
| Less: Total haircuts | **(7,505)** | (16,942) |
| Net capital | **1,324,975** | 1,346,348 |
| Net capital requirement | **100,000** | 100,000 |
| **Excess net capital** | **1,224,975** | 1,246,348 |

Total non-allowable assets at September 30, 2008 include goods and services tax receivable and miscellaneous amounts of $90,183 [2007 – $72,002] and deferred income taxes of $4,183 [2007 – $5,992].

END